EXHIBIT 99.3

CHINA FINANCE ONLINE CO. LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
CHINA FINANCE ONLINE CO. LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Resolutions

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐	Resolution 4	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 5	☐	☐	☐

Resolution 3	☐	☐	☐

Address Change ☐	Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to a discretionary proxy to a member or members designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. ☐

Sign Below Date:________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1.	To re-elect Z. James Chen as a Director.
2.	To re-elect Jun Wang as a Director.
3.	To approve the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2019 and to authorize the board of directors to determine their remuneration.
4.	To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2017 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/ phoenix.zhtml?c=183451&p=irol-reportsannual starting from April 27, 2018, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from April 27, 2018, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from June 1, 2018, or through the website of SEC, at www.sec.gov, starting from June 1, 2018.
5.	To authorize our board of directors unconditionally to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of this ordinary resolution until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which would or might require the exercise of such powers during or after the end of the Relevant Period.

and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

China Finance Online Co. Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) for holders of Ordinary Shares of China Finance Online Co. Limited (the “Company”) will be held at the offices of the Company, 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing 100052 China, on Wednesday, June 27, 2018, at 10:00 a.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting the Resolutions proposed, or any of them, at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 25, 2018. Only the registered holders of record at the close of business on May 29, 2018, are entitled to execute the attached Voting Instruction Card.

The signatory, a holder of record as of the close of business on May 29, 2018 of ADSs representing Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by ADSs, registered in the name of the signatory, at the Meeting of the Company.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the signatory’s ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 12:00 p.m., June 25, 2018 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Zhiwei Zhao, Chairman and CEO of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., June 25, 2018.

Our annual report on Form 20-F containing consolidated financial statements as of and for the fiscal year ending December 31, 2017, and the Notice of the Meeting and proxy statement can be accessed through our website at

http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.